421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

July 6, 2022

Via EDGAR

Office of Energy & Transportation
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:         Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-265895) of HighPeak Energy, Inc.

Ladies and Gentlemen,

On behalf of HighPeak Energy, Inc. and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on Friday, July 8, 2022, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you need any additional information, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours, HIGHPEAK ENERGY, INC. By: /s/ Steven W. Tholen Name: Steven W. Tholen Title: Chief Financial Officer